Exhibit 99.4

Ostin Technology Group Co., Ltd. to Hold Annual General Meeting of

Shareholders on September 28, 2023

Nanjing, China, August 30, 2023 (GLOBE NEWSWIRE) — Ostin Technology Group Co., Ltd. (the “Company”) (Nasdaq: OST), a supplier of display modules and polarizers in China, today announced that it expects to hold its 2023 annual general meeting of shareholders on September 28, 2023 at 8:00 p.m., Beijing Time (September 28, 2023, at 8:00 a.m., Eastern Time), at its executive office at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.

As fully discussed in the proxy statement described below, the shareholders will be asked to consider and vote upon the following proposals at the annual meeting:

(1)    To re-elect and appoint the five directors named in the proxy statement, each to serve a term expiring at the next annual meeting of shareholders in 2024 or until their successors are duly elected and qualified; and

(2)    To approve, ratify and confirm the re-appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

Shareholders of record at the close of business on August 18, 2023 are entitled to receive notice and vote at the annual meeting and any adjournment or postponement thereof. All shareholders are cordially invited to attend the meeting in person. Whether or not you plan to attend the annual meeting, we encourage you to vote and submit your proxy by telephone, via the Internet or by mail. For additional instructions, voting by telephone or via the Internet, please refer to the proxy card. To vote and submit your proxy by mail, please complete, sign and date the enclosed proxy card and return it in the enclosed envelope. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.

Additional Information

In connection with the annual meeting, the Company will file with the Securities and Exchange Commission (the “SEC”) on August 30, 2023, a proxy statement, which is publicly available, and will mail such proxy statement to shareholders on or about August 31, 2023. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC IN CONNECTION WITH THE ANNUAL MEETING, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSALS. Shareholders may access the Company’s proxy statement, without charge, at the SEC’s website www.sec.gov. Upon email or written request to ir@austinelec.com or, Ostin Technology Group Co., Ltd., Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046, we will provide without charge to each person requesting, a copy of our annual report on Form 20-F for the year ended September 30, 2022 (the “2022 Annual Report”), including the financial statements filed therewith. We will furnish a requesting shareholder with any exhibit not contained therein upon specific request. In addition, the proxy statement, as well as our 2022 Annual Report, are available on our Internet website at http://ostin-technology.com/download-65-63-50.html.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://www.austinelec.com/

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,”

“project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s forecast on market trends; the Company’s future business development; the demand for and market acceptance for new products; expectation to receive customer orders for new products; the anticipated timing for the marketing and sales of new products; changes in technology; the Company’s ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company’s industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.

ir@austinelec.com

Investor Relations:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768599 +1 628 283 9214

Email: services@wealthfsllc.com